EXHIBIT 20


                                                              PRESS RELEASE



                   SEACOR HOLDINGS, INC. CALLS FOR REDEMPTION
                             OF 6% CONVERTIBLE NOTES

     HOUSTON, TEXAS
     June 6, 1996

     FOR IMMEDIATE RELEASE - SEACOR Holdings, Inc. (NASDAQ:CKOR) announced today that it notified the Trustee of its 6% Convertible Notes due July 1, 2003 (the "6% Notes") of its election to call the 6% Notes for redemption on July 12, 1996.

     The 6% Notes are convertible into shares of the Company's common stock at any time prior to July 1, 2003 at a conversion price of $25.625 per share. If the entire $55,250,000 principal amount outstanding of the 6% Notes were converted, 2,156,076 shares of the Company's common stock would be issued. After taking into account the approximately
     1.3 million shares to be issued by the Company in connection with its recently completed acquisition of McCall Enterprises, Inc. and affiliated companies, the converted shares would represent approximately 18.0% of the Company's outstanding common stock. The closing price of the Company's common stock on June 6, 1996 was $47.75.

     SEACOR provides offshore marine transportation and environmental services to the energy and maritime industries. The Company's two primary lines of business are: (i) the operation of a diversified fleet of marine vessels primarily dedicated to supporting offshore oil and gas exploration and development in the US Gulf of Mexico, Mexico, the North Sea and West Africa, and (ii) the provision of environmental contracting services domestically and internationally, specializing in the planning for and response to oil spills. SEACOR's environmental services are provided primarily through National Response Corporation, a wholly owned subsidiary.

     For additional information, contact Randall Blank, Executive Vice President, Chief Financial Officer, and Secretary of the Company at
     (212) 307-6633.










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